Central European Distribution Corporation

3000 Atrium Way

Suite 265

Mt. Laurel, NJ 08054

Phone +1 856-273-6980

www.cedc.com

May 21, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: Mr. John Reynolds

Re:	CEDC Finance Corporation International, Inc.

Amendment No. 2 to Application for Qualification on Form T-3

Filed March 20, 2013

File No. 022-28987; and

Application for Qualification on Form T-3

Filed February 25, 2013

File No. 022-28988

Ladies and Gentlemen:

In accordance with Section 307 of the Trust Indenture Act and the rules promulgated thereunder:

1.	each of CEDC Finance Corporation International, Inc., Central European Distribution Corporation and the subsidiary guarantors identified in Schedule A hereto hereby request that the effective date for the Application for Qualification of Indenture on Form T-3 (File No. 022-28987) be accelerated so that it will be declared effective at 4:30 p.m. Eastern Standard Time on May 21, 2013 or as soon thereafter as is practicable; and

2.	each of CEDC Finance Corporation International, Inc. and Central European Distribution Corporation hereby request that the effective date for the Application for Qualification of Indenture on Form T-3 (File No. 022-28988) be accelerated so that it will be declared effective at 4:30 p.m. Eastern Standard Time on May 21, 2013 or as soon thereafter as is practicable.

Each of the undersigned hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the applicable application effective, it does not foreclose the Commission from taking any action with respect to such application;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the applicable application effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such application; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Pages Follow]

CEDC FINANCE CORPORATION INTERNATIONAL, INC.

By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Chief Executive Officer

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Chief Executive Officer

CEDC FINANCE CORPORATION, LLC

By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Chief Executive Officer

CEDC INTERNATIONAL SP. Z O.O

By:	/s/ Evangelos Evangelou
Name: Evangelos Evangelou
Title: President of the Management Board

PWW SP. Z O.O.

By:	/s/ Evangelos Evangelou
Name: Evangelos Evangelou
Title: President of the Management Board

BOLS HUNGARY KFT.

By:	/s/ Mariusz Chrobot
Name: Mariusz Chrobot
Title: Managing Director

BRAVO PREMIUM LLC

By:	/s/ Elena Khrustaleva
Name: Elena Khrustaleva
Title: General Director

JOINT STOCK COMPANY DISTILLERY TOPAZ

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

JOINT STOCK COMPANY RUSSIAN ALCOHOL GROUP

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

LIMITED LIABILITY COMPANY THE TRADING HOUSE RUSSIAN ALCOHOL

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: General Director

ZAO SIBIRSKY LVZ

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

OOO FIRST TULA DISTILLERY

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

CLOSED JOINED STOCK COMPANY MID-RUSSIAN DISTILLERIES

By:	/s/ Arsen Oganesean
Name: Arsen Oganesean
Title: General Director

OOO GLAVSPIRTTREST

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

PASALBA LTD

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: Director

LION/RALLY LUX 1 S.A.

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: Director

By:	/s/ Richard Brekelmans
Name: Richard Brekelmans
Title: Manager

LION/RALLY LUX 2 S.A.R.L.

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: Director

By:	/s/ Richard Brekelmans
Name: Richard Brekelmans
Title: Manager

LION/RALLY LUX 3 S.A.R.L.

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: Director

By:	/s/ Richard Brekelmans
Name: Richard Brekelmans
Title: Manager

JELEGAT HOLDINGS LIMITED

By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Chief Executive Officer

LATCHEY LIMITED

By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Director

SCHEDULE A

GUARANTORS

	NAME	JURISDICTION OF INCORPORATION

1.	Bols Hungary Kft.	Hungary

2.	Bravo Premium LLC	Russia

3.	CEDC Finance Corporation, LLC	United States of America

4.	CEDC International Sp. z o.o.	Poland

5.	Jelegat Holdings Limited	Cyprus

6.	JSC “Distillery Topaz”	Russia

7.	JSC “Russian Alcohol Group”	Russia

8.	Latchey Limited	Cyprus

9.	Limited Liability Company “The Trading House Russian Alcohol”	Russia

10.	Lion/Rally Lux 1 S.A.	Luxembourg

11.	Lion/Rally Lux 2 S.à.r.l.	Luxembourg

12.	Lion/Rally Lux 3 S.à.r.l.	Luxembourg

13.	Mid-Russian Distilleries	Russia

14.	OOO “First Tula Distilleries”	Russia

15.	OOO “Glavspirttirest”	Russia

16.	Pasalba Limited	Cyprus

17.	PWW Sp. z o.o.	Poland

18.	Sibirsky LVZ	Russia